Corporate Office ● 107 W. Franklin Street ● P.O. Box 638 ● Elkhart, Indiana 46515-0638

Phone: (574) 294-7511 ● Fax: (574) 522-5213

June 18, 2015

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Patrick Industries, Inc.
Registration Statement on Form S-3
File No. 333-204777

Dear Ladies and Gentlemen:

The undersigned, being the Registrant identified in Registration Statement No. 333-204777 (the “Registration Statement”), requests pursuant to Rule 461 of the Securities Act of 1933 that the effective date for such Registration Statement be accelerated so that it will be declared effective at 10:00 a.m., Eastern Standard Time, on Monday, June 22, 2015, or as soon thereafter as practicable.

In addition, the Registrant hereby acknowledges that:

●

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

PATRICK INDUSTRIES, INC.

By: /s/ Andy L. Nemeth

Printed Name: Andy L. Nemeth

Title: Executive Vice President – Finance and Chief Financial Officer